Contact

www.linkedin.com/in/monifa (LinkedIn)

Top Skills

Agile Project Management
Product Evangelism
Product Management

Honors-Awards

Best of CES 2014, Best of Show: Lumo Lift

Patents

Generating targeted paid search campaigns

Method for saving energy efficient setpoints

Monifa Porter

VP of Product at Mach49
Oakland, California, United States

Summary

Product Executive.

Expert cross-functional team leader adept at collaborating with senior research scientists, software engineers, sales leaders, marketing executives, and customers to envision, develop, and bring to market innovative technology products. Strategic consultant leading early stage entrepreneurs and executives through business plan ideation, organizational development, and product design strategy to create and launch startups. Monifa has led project teams to build web based products and iOS and Android apps used by millions of people around the world.

Specialties: Product strategy, product management team development, hiring, and leadership. Product roadmap development & execution. Agile product management, agile scrum team leadership, lean startup development. Product evangelism, authoring functional specifications, competitive analysis. Web connected devices and controls, internet of things, SaaS product architecture, enterprise software, big data, behavioral science focused UX, human-centered design, service design, science of habituation, game mechanics, process design, mobile app design, social app design, energy efficiency, ad tech, and fin tech. Entrepreneurship, business strategy from ideation through execution & evaluation.

Experience

Mach49

VP of Product and Principal Entrepreneur in Residence
August 2018 - Present (4 years 1 month)
San Francisco Bay Area

Mach49 helps Global 1000 companies develop a pipeline and portfolio of successful new ventures by Disrupting InsideOut™ — creating, building and launching new ventures generated from within their organizations — and

Disrupting OutsideIn™ — designing and managing world-class corporate venture groups.

www.mach49.com

Stanford University Graduate School of Business
Guest Lecturer
January 2017 - Present (5 years 8 months)
Palo Alto, California, United States

Energicity
Advisor
May 2021 - Present (1 year 4 months)

Mindful You
Advisor
August 2020 - Present (2 years 1 month)
Oakland, California, United States

NOCAP Sports
Advisor
July 2020 - Present (2 years 2 months)

Porter & Perry
Co-Founder and CEO
January 2018 - January 2019 (1 year 1 month)
Oakland, CA

Porter & Perry deliver strategic Product and Marketing advice to executives at Series A and Seed stage tech start-ups. Our portfolio companies include consumer internet, enterprise saas, internet of things, and fintech firms.

Headnote (Acquired by Paradigm)
Advisor
March 2018 - October 2018 (8 months)
San Francisco, California, United States

INDUS.AI (Acquired by Procore Technologies)
Advisor
December 2017 - May 2018 (6 months)

A3Ventures

Head of Product
October 2016 - January 2018 (1 year 4 months)
Oakland, CA

A3Ventures is the innovation engine and capital investment arm of AAA NCNU. The Lab has a mandate to create and ship the new services, products, and businesses that will transform AAA for the next century. As the Head of Product at A3V, I lead program management, product management, UX design, and business analysis.

* Developed an operational approach leveraged across teams to move from idea generation to business concept, to business case, and launch, de-risking new ventures at each stage of the process.

* The third employee hired into Lab, created and scaled a repeatable hiring process to fill dozens of open roles. Grew the Lab by an order of magnitude.

* Staffed teams and created processes to drive investment, acquisitions, business case development, and launching three new products and services.

Taulia Inc.
Sr. Director Of Product Management
June 2014 - October 2016 (2 years 5 months)
San francisco, California

• Led all product management, user experience, documentation, data science, and project management for enterprise SaaS platform.

• Recruited and hired key team members, scaling the culture through a period of tremendous growth in PM, UX, Data Science, Project Management and Documentation teams, doubling the headcount of the organization.

• Established product operations and communication channels to facilitate product leadership across a globally distributed company.

• Aligned teams and team members around shared objectives, key results, and data-driven product management.

LUMO BodyTech, Inc
Head of Product
April 2013 - January 2014 (10 months)
Palo Alto

• Launched two award-winning, nationally acclaimed wearable tech products in less than 9 months.

• Led the UX, visual design, and product management teams in the design and development of wearable sensors and iOS and Android apps which track activity and body position. Leveraged behavioral science and the science of habit formation to deliver actionable feedback to customers and improve health and posture. Introduced the practice of rigorous UX testing and rapid prototyping to the organization.

• Implemented collaborative, iterative process for engineering and product teams to work together to deliver new products to market efficiently. As a member of the management team, I work with senior leadership to craft business strategies to scale both the market opportunity and the operations of the firm.

• Led retail package design, shelf testing, and iteration. Lumo products are currently available at Apple stores in the US and UK and on Amazon.

Opower

Director of Product Management, Devices and Controls

November 2010 - October 2012 (2 years)

• Led a cross-functional team of senior engineers and UX professionals to conceive of, design, develop, and deliver to market a web-connected thermostat which brings together billions of rows of utility data, Opower's powerful energy insights, compelling behavioral science-informed design and the market leading thermostats of Opower's hardware partner, Honeywell.

• Fully responsible for the product roadmaps for Opower's thermostat controls, mobile product offering, and 3rd party device management.

• Led collaboration with engineering and product marketing partners at Honeywell to ensure that partner hardware, firmware, and APIs met Opower requirements. Defined the product and data sequencing to enable each company to deliver against its core competence while protecting IP.

Adchemy

3 years 6 months

Group Product Manager, Adchemy Platform Solutions

January 2010 - November 2010 (11 months)

• Led solution definition for the Adchemy Platform as an enterprise-class SaaS offering upon which the Adchemy Search Engine Marketing and Audience Data Cloud applications work seamlessly.

• Set a clear, holistic and unified vision of the Platform, ensuring standardization of Adchemy applications and seamless integration with customers, and 3rd party software.

• Assisted in buy/build/partner decisions for 3rd party software to strategically extend the Adchemy Platform footprint.

• Defined and delivered robust support and product feedback channels for enterprise-class SaaS.

Senior Product Manager

June 2007 - January 2010 (2 years 8 months)

• Designed a patented suite of tools which leverage natural language processing and advanced machine learning to craft and deploy targeted pad search campaigns and maximize ROI.

• Patent for generating targeted paid search campaigns: http://bit.ly/W1uqRZ

• Led a cross-functional team in developing a marketing platform which enables online advertisers to optimize landing page conversions.

Living City Consultants

Green Business Consultant

June 2003 - October 2010 (7 years 5 months)

GreenLand Funding:

• Leading new business development, engagement management and project strategy at GreenLand Funding. GreenLand Funding develops renewable energy projects in low and moderate income communities. We’re equitably expanding access to clean energy through creative funding models and we’re lowering the cost of energy in communities that most need the financial savings.

LifeSpace:

• Led founders of a green real estate firm through ideation and business model conception. Architected the business plan.

Greener World Media:
• Collaborated with green business industry leaders to convert a non-profit website into a for-profit green media network, The flagship site of the network is www.greenbiz.com.

Redefining Progress:
• Wrote a strategy brief detailing the go-to-market plan for cutting edge ecological footprint tools for a leading sustainability non-profit.

Case Writer: Hayward Lumber Company
• Authored an award winning teaching case detailing the strategic and operational issues facing a traditional lumber company as they shifted to an environmental business strategy.

Independent Researcher: McDonough Braungart Design Chemistry, Herman Miller Furniture
• Authored an extensive cost benefit analysis detailing the costs and benefits of Herman Miller's shift to a Design for Environment product development strategy.

Eurekster
Director of Product Management
October 2006 - March 2007 (6 months)

• Defined the strategy for monetizing tens of thousands of vertical search engines.
• Led a trans-Pacific team in the development and implementation of monetization functionality that generated a 9% increase in daily revenue.

PayPal
Senior Product Manager, Merchant Risk and Protections
June 2004 - June 2006 (2 years 1 month)

• Redesigned merchant sign-up flows to optimize user experience and collect necessary authentications for credit underwriting.
• Assessed and mitigated security risks of PayPal Mobile and designed a transaction-based risk model which governs all SMS and IVR-based PayPal payments.
• Lead a cross-functional team in the development and implementation of a suite of merchant-facing risk analysis tools.
• Detailed specifications for a risk analysis model with a $2.8M net present value.

Youth Speaks
Treasurer, Board of Trustees
June 2000 - June 2005 (5 years 1 month)

Stanford University Graduate School of Business
MBA Class of 2003
August 2001 - June 2003 (1 year 11 months)

Microsoft
Product Manager
June 2002 - September 2002 (4 months)

Assessed product-planning process of major Microsoft products and presented strategic recommendation to executives within the Management Solutions Group.
Analyzed international market for Management Solutions products and targeted potential high growth markets.
Assessed Management Solutions marketing collateral and its effectiveness to the worldwide sales force.

vVault Inc.
Product Development Manager
April 2000 - June 2001 (1 year 3 months)

Led a cross-functional team that defined the product development strategy and developed innovative features for customer centric, task driven wireless products.
Authored functional specifications and process design documents.

CNET Networks
Support Services Manager
December 1997 - April 2000 (2 years 5 months)

Researched, purchased, and implemented an enterprise class Customer Relationship Management solution for the Network and dynamically re-defined support service protocols for end-user communication as CNET reorganized and grew.
Managed the daily operations of the team including hiring and training new employees.

Education

Stanford University Graduate School of Business
MBA · (2001 - 2003)

The Ohio State University
MA, Women's Studies · (1996 - 1997)

Miami University
BA, Psychology · (1991 - 1996)